Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Nine Months
Ended
September 30,
2006
(In millions except
ratio of earnings
to fixed charges)

Earnings:
Income from continuing operations before income taxes and minority interest	$359.7
Portion of rents representative of interest expense	11.3
Interest on indebtedness, including amortization of deferred loan costs	55.8
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(0.9)

Earnings, as adjusted	$425.9

Fixed Charges:
Portion of rents representative of interest expense	$11.3
Interest on indebtedness, including amortization of deferred loan costs	55.8
Capitalized interest	1.5

Total fixed charges	$68.6

Ratio of earnings to fixed charges	6.20x